UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2002

ThrillTime Entertainment International Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby British Columbia Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Notice of Annual General Meeting

2)

Information Circular

3)

Proxy

4)

Return Card

5)

Report to Shareholder

6)

Auditors’ Report

7)

Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant ThrillTime Entertainment International Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

December 18 2002

ThrillTime Entertainment International Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

Suite 322 - 4585 Canada Way

Imperial Square

Burnaby British Columbia

V5G 4L6

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of THRILLTIME ENTERTAINMENT INTERNATIONAL INC. (the “Company”) will be held at Accent Inns Simon Fraser Room 3777 Henning Drive Burnaby B.C. on January 28 2003 at 2:30 p.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive the financial statements of the Company and its subsidiaries for the fiscal period ending July 31 2002 and the report of the auditor thereon.

3.

To fix the number of directors comprising the Board of Directors of the Company at four.

4.

To elect directors to hold office until the close of the next Annual General Meeting.

5.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

6.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

7.

To transact such business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered approved ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at #1900 – 355 Burrard Street Vancouver BC V6C 2G8 during normal business hours up to January 28 2003 being the date of the Meeting and at the Meeting.

The Board of Directors of the Company has fixed December 5 2002 as the record date for the determination of the members entitled to receive notice and vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member’s behalf.  If you are unable to attend the Meeting in person please complete sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Burnaby British Columbia this 12th day of December 2002.

BY ORDER OF THE BOARD

THRILLTIME ENTERTAINMENT

INTERNATIONAL INC.

“Ralph Proceviat”

Ralph Proceviat President and Director

INFORMATION CIRCULAR

As at December 12 2002

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of THRILLTIME ENTERTAINMENT INTERNATIONAL INC. (the "Company") in respect of the Annual General Meeting of the members of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Meeting.

Notes:

*

The term "member" as defined in the Company Act R.S.B.C. 1996 c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting.  The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

*

All dollar figures herein are expressed in United States dollars unless otherwise specified.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission and the TSX Venture Exchange ("TSX") and was published in the Vancouver Province on November 27 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.   A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:

1.

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

2.

COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Investor Services Inc. Corporate Trust Department 400-510 Burrard Street Vancouver B.C. V6C 3B9 not less than 48 hours (excluding Saturdays Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Investor Services Inc. Corporate Trust Department or to the registered office of the Company #1900 - 355 Burrard Street Vancouver B.C. V6C 2G8 at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof or to the Chairman of the Meeting or any adjournment thereof or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR MANAGEMENT'S NOMINEES FOR ELECTION AS DIRECTORS AND APPOINTMENT AS AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this Information Circular the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein none of the following persons has any material interest direct or indirect by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors or the appointment of auditors:

1.

any director or senior officer of the Company since the commencement of the Company's last completed financial year;

2.

any proposed nominee for election as a director of the Company; and

3.

any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100 000 000 Common Shares without par value (the "Common Shares").  17 504 497 Common Shares were issued and outstanding as of December 12 2002.

Only members are entitled to vote at the Meeting.  Members are entitled to one vote for each Common Share held.  The directors of the Company fixed December 5 20002 as the record date for the determination of the members entitled to receive notice and vote at the Meeting.

To the knowledge of the directors and senior officers of the Company there are no persons beneficially owning directly or indirectly or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director.  The authority to determine the number of directors of the Company to be elected at the Meeting rests with the members.  The number of directors has been previously fixed at three by way of ordinary resolution and three directors were elected at the Company's Annual General Meeting held on January 25th 2002.

The Articles of the Company provide that between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting.  On November 25 2002 the directors appointed a fourth member to the Board of Directors.  It is proposed that the number of directors to be elected at the Meeting be fixed at four by way of ordinary resolution.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary the enclosed Proxy will be voted in favour of the election of the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name Country of Ordinary Residence	Principal Occupation or Employment and if not elected a director by a vote of security holders occupation during the past five years	First and Present Position with the Company	Number of voting securities beneficially owned directly or indirectly or over which direction or control is exercised(1)
Sherrill Cyr Canada	Secretary & Director of Corporate Services ThrillTime Entertainment International Inc.	Secretary Aug. 25 1995 to present. Director Nov. 03 1999 to Apr. 26 2002. Director Aug. 28 2002 to present.	10 033
Frank Deacon Canada	Director of Sales & Marketing for Grimms Fine Foods	Director Nov. 25 2002 to present.	2 900
Ralph Proceviat C.A. Canada	Management Consultant Jan 1994 to Nov. 2001	CFO Nov. 26 2001 to present. Treasurer Apr. 30 2002 to present. President & Director July 03 2002 to present.	Nil
Darrel Taylor Canada	President of Attica Equipment Ltd. President of Canport Industries Ltd.	Director Aug. 28 2002 to present	373 000

 (1)

Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

Under the terms of the Company Act the Company is required to have an Audit Committee.

The members of the Audit Committee are Frank Deacon Ralph Proceviat and Darrel Taylor.

The Company does not have an Executive Committee.

STATEMENT OF REMUNERATION OF MANAGEMENT

1.

Statement of Executive Compensation

Reference is made to Schedule "A" attached hereto and forming a part hereof.

2.

Stock Options

Description of Stock Option Plan

Under the terms of the Company’s Stock Option Plan approved by the shareholders at the Company’s Annual General Meeting held on November 7 1997 the Directors may from time to time designate full and part-time employees officers and Directors of the Company or its subsidiaries consultants and persons performing special technical or other services to the Company or its subsidiaries (collectively "Eligible Individuals") and the personal holding corporations of any of the Eligible Individuals as persons to whom options to purchase common shares of the Company may be granted provided that the total number of common shares under option shall not exceed the aggregate limit of 3 407 850 (as approved by members at the Annual General Meeting held on January 22 1999) and further provided that the total number of shares to be reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares of the Company.  Shares in respect of which options have expired unexercised or have been cancelled and are no longer subject to being purchased pursuant to the terms of any option shall be available for further options under the Plan.  Options which were issued and outstanding on the date the Plan was established are included in the aggregate limit established.  A person is entitled to have one or more stock options outstanding at a time.

The exercise price per share shall be fixed by the Directors when such option is granted provided that such price as is acceptable to the TSX.  In accordance with Policy 4.4 of the TSX Corporate Finance Manual the exercise price must not be less that the Discounted Market Price subject to a minimum price of Cdn. $0.10.

Granting of Options

During the most recently completed financial year (August 1 2001 to July 31 2002) (the "Financial Period") the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant (M/D/Y)	No. of Shares	Exercise Price Per Share (Cdn.)	30 day Trading Price Range per Share (Cdn.)	Expiry Date (M/D/Y)
Ralph Proceviat	12/13/01	300 000	$0.16	(note 1)	12/31/05

(1)

Trading of the Company’s common shares on the TSX for the 30 day period preceding the grant remained constant at Cdn. $0.026 per share.

Exercise of Options

No incentive stock options were exercised during the Financial Period. Based on the $8 000 per year minimum there are $3 452 in royalties due for 1999 and $4 000 due in 2000.

Subsequent to the Financial Period

Subsequent to the Financial Period the following options were granted to Directors of the Company:

Name of Optionee	Date of Grant (M/D/Y)	No. of Shares	Exercise Price Per Share (Cdn.)	30 day Trading Price per Share (Cdn.)	Expiry Date (M/D/Y)
Sherrill Cyr	09/12/02	350 000	$0.10	(note 1)	10/31/05
Frank Deacon	11/25/02	350 000	$0.10	(note 2)	10/31/05
Ralph Proceviat	09/12/02	400 000	$0.10	(note 1)	10/31/05
Darrel Taylor	09/12/02	350 000	$0.10	(note 1)	10/31/05

(1)

Trading of the Company’s common shares on the TSX for the 30 day period preceding the grant remained constant at Cdn. $0.015 per share.

(2)

Trading of the Company’s common shares on the TSX for the 30 day period preceding the grant remained constant at Cdn. $0.015 per share.

Summary of Number of Securities under Option

(a)

300 000 options without par value were granted during the Financial Period and 2 075 000 options without par value were granted subsequent to the end of the Financial Period the total of which was granted to insiders was 1 750 000.

(b)

as at the date hereof incentive stock options to purchase up to a total of 2 375 000  common shares are outstanding all of which were granted pursuant to the Company's Stock Option Plan.  Of this total 1 750 000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors executive officers and senior officers of the Company or any of its subsidiaries proposed nominees for election or associates of such persons is or has been indebted to the Company (other than “routine indebtedness”) as such term is defined in applicable securities legislation at any time since the commencement of the Company’s last completed financial year for any reason whatsoever including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s last completed financial year other than as disclosed elsewhere herein no insider proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest direct or indirect in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company proposes to nominate KPMG Chartered Accountants of #400 - 625 Agnes Street New Westminster B.C. V3M 5Y4 as auditor of the Company to hold office until the close of the next Annual General Meeting of members.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.  KPMG was first appointed auditor of the Company on August 8 1997.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by persons other than the directors and senior officers of the Company and such subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company has no knowledge of any other matters to come before the meeting other than as set forth above and in the Notice of Meeting but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of December 12th 2002.

BY ORDER OF THE BOARD

THRILLTIME ENTERTAINMENT

INTERNATIONAL INC.

“Ralph Proceviat”

Ralph Proceviat President and Director

Schedule "A" to the Information Circular of

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.  (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

During the financial year ending July 31 2002 the aggregate remuneration paid to all directors and senior officers of the Company and its subsidiaries was approximately $248 550

For the purposes of this Statement of Executive Compensation:

•

"CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

•

"executive officer" of a company for a financial year means an individual who at any time during the year was:

(a)

the Chair of the company if that individual performed the functions of the office on a full-time basis;

(b)

a Vice-Chair of the company if that individual performed the functions of the office on a full-time basis;

(c)

President of the company;

(d)

a Vice-President of the company in charge of a principal business unit division or function such as sales finance or production; or

(e)

an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

(f)

whether or not the individual was also a director of the company or any of its subsidiaries.

•

"Named Executive Officers" means:

(a)

each CEO despite the amount of compensation of that individual;

(b)

each of the company's four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the most recently completed financial year provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed Cdn. $100 000; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year.

1.

Executive Compensation

The following table sets forth for each of the Company's two most recently completed financial years the Company's most highly compensated executive officer and is therefore the "Named Executive Officer".   No other officer’s total salary plus bonus exceeded Cdn. $100 000.

		Annual Compensation			LongTerm Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(1)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) payouts ($)	All Other Compen- sation ($)
Charles Moody CEO (4)	2002 2001	$132 000 $118 038	Nil Nil	Nil Nil	Nil 300 000	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2)

Stock appreciation rights.

(3)

Long-term incentive plan

(4)

Appointed Chief Executive Officer September 11 2000

Long Term Incentive Plan

The Company does not have a long term incentive plan.

2.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to Charles Moody CEO during the most recently completed Financial Period.

Name	Securities under options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Charles Moody	300 000	100%	Cdn. $0.16	Cdn. $0.16	Dec. 31 2003

There were no incentive stock options exercised by the Named Executive Officers during the Financial Period.

3.

Pension Plan

The Company's subsidiary Skycoaster Inc. has a pension plan available to its officers and employees.  Under the terms of the plan the Company contributes 5% of gross annual salary.  During the financial period the Company did not contribute to the pension plan on behalf of any senior officer and on July 31 2002 the pension plan was terminated.

4.

Termination of Employment Employment Contracts

The Company had an employment contract with Charles Moody its CEO which provided for the compensation disclosed under Item 1 of this Schedule A.  Mr. Moody resigned as CEO of the Company on August 31 2002 and his employment contract terminated on that date.

5.

Compensation of Directors

During the Financial Period no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

(a)

in their capacity as directors including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

as consultants or experts.

PROXY

Type of Meeting:

Annual General Meeting

Name of Company:

ThrillTime Entertainment International Inc.

Meeting Date:

January 28 2003

(the “Company”)

Meeting Location:

Accent Inns Simon Fraser Room

Meeting Time:

2:30 p.m. (Vancouver time)

3777 Henning Drive Burnaby BC

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints Ralph Proceviat a director of the Company or failing this person Darrel Taylor a director of the Company (the “Management Appointees”) or in the place of the Management Appointees

(please print name) as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

NOTE:

Complete this form of proxy and deposit with or mail or fax to Computershare Investors Services Inc. 510 Burrard Street Vancouver BC V6C 3B9 and its fax number is (604) 683-3694.  This proxy must be received not less than 48 hours before the meeting (exclusive of Saturdays Sundays and holidays) or any adjournment thereof and may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

Resolutions (For full details of each item please see the enclosed Notice of Meeting and Information Circular)
VOTING CHOICE ON RESOLUTIONS
		For	Against

1.	Number of directors to be fixed at four
2.	Remuneration to be paid to the auditor

VOTING FOR DIRECTORS AND AUDITOR
		For	Withhold
1.	For election as a director
Sherrill Cyr
Frank Deacon
Ralph Proceviat
Darrel Taylor
2.	Appointment of auditor
The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.
Executed on the ........ day of ............................... ............
Signature of member: ...............................................................................
Name of member:...................................................................................... (please print clearly)

NOTES:

1.

A proxy to be valid must be dated and signed by the member or by his attorney authorized in writing or where the member is a corporation by a duly authorized and appointed officer attorney or representative of the corporation.  If the proxy is executed by an attorney for an individual member or by an officer attorney or representative of a corporate member the instrument so empowering the officer attorney or representative as the case may be or a notarial copy thereof or such other documentation in support thereof as may be accepted by the Chairman of the Meeting must accompany the proxy instrument.  If the proxy form is not dated by the member it shall be deemed to be dated the date of receipt by the Company or Computershare Investor Services Inc..

2.

A proxy to be effective must be deposited at the office of Computershare Investor Services Inc. Corporate Trust Department 510 Burrard Street Vancouver B.C. V6C 3B9 not less than 48 hours (excluding Saturdays Sundays and holidays) before the time fixed for the Meeting.

3.

If the member will not attend the Meeting but wishes to vote on the resolutions the member may do either of the following:

(a)

sign date and return the proxy form.  Where no choice is specified by a member on the proxy form the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees inserting the appointed proxyholder’s name in the space provided then signing dating and returning the proxy form.  Where no choice is specified by a member on a proxy form the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.

If the member will attend the Meeting and wishes to vote on the resolutions in person the member may do either of the following:

(a)

if the member is registered on the register of Members record his attendance with the Company’s scrutineers at the Meeting; or

(b)

if the member’s securities are registered under the name of a financial institution cross off the names of the Management Appointees insert the member’s own name in the space provided indicate a voting choice or not as desired and then sign date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters that might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions other than the election of directors and appointment of the auditor above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for KPMG as auditor.  By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of KPMG as auditor as the case may be. Where for any reason the instructions of the undersigned are uncertain as they relate to the election of directors the shares represented by this proxy will not be voted for any director.

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

(the “Company”)

Interim Financial Statements

RETURN CARD – 2003

Under National Instrument 54-102 the Company is exempted from delivering interim financial statements to its registered and non-registered shareholders if it maintains a supplemental mailing list. Interim financial statements will be distributed to shareholders requesting such material whose names will appear on the supplemental mailing list.

Accordingly if you wish to receive the Company’s interim financial statements you must complete and sign this card and return it to the Company.

This selection must be renewed each year to entitle the shareholder to continue receiving the interim financial statements of the Company.

*          *          *

TO:

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

#322 – 4585 CANADA WAY

BURNABY BC  V5G 4L6

CANADA

I confirm that I am the owner of shares of ThrillTime Entertainment International Inc. and I hereby request that I be provided with the interim financial statements of the Company.

DATED this

 day of

2003

(Signature)

(Print Name)

(Address)

TO OUR VALUED SHAREHOLDERS

2002 at a Glance

If one was to keep score the year ended July 31 2002 produced more pluses than minuses. Overall the Company made significant progress towards building a solid foundation from which to drive revenue growth operational efficiencies and profits. However whilst we are proud of our successes during the year we were not able to achieve our ride sale targets a crucial component in making the Company financially healthy.

From an industry perspective overall ride sales were down in 2001 and 2002 due to the global economic downturn and the events related to September 11 2001. The industry anticipates a return to higher growth in the next 12-24 months.  However to preserve cash in the short to mid term your Board of Directors found it necessary to take prudent and decisive measures to bring down its group operating costs to match its annual royalty and parts and service revenue.

We made wholesale changes to the management team the way we sell our world class products and the way we work with our customers.  In August 2002 as part of our streamlining initiatives we moved the operations sales and marketing centers for Skycoaster Inc. and Superstar Dragsters Inc. into one central location in the greater Salt Lake Utah area. In addition to reducing our overall facilities costs the Company will save significant dollars associated with management overhead and non-revenue generating sales agency costs.  At the same time we moved all corporate finance accounting and administrative functions to our Central Resource and Administrative Office located in Burnaby B.C. Canada.

The strategies currently followed by your Board and Management team are straightforward:

*

Develop a solid game plan and growth strategy built on the Company’s core strengths

*

Identify and fix the parts of the Company that are broken - operations sales and marketing and financial

*

Assemble and build a strong committed team capable of leading a turn around and corporate transformation

*

Execute the game plan by Taking Action

As your Board of Directors we are confident that we have the right strategy and a talented team focused on delivering results. With continued excellence in execution our achievements and operating results should be reflected in our share price in due course.

Company Products

Currently the Company has two rides: Skycoaster® a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour and the Top Eliminator® which provides a real life drag racing experience.  The Company owns the proprietary rights for these rides.

The Skycoaster® ride has been rated as one of the top 5 amusement rides of all time in terms of revenue generation and ridership. As at July 31 2002 the Skycoaster® was operating in 80 sites throughout the world. Since its introduction in 1995 the Skycoaster®’s "extra pay” ride format has generated over $175 million in world wide gross ride revenue for its parks.

As at July 31 2002 the Top Eliminator® was operating in 4 sites in the United States. With the recent purchase of 10 Family Entertainment Centers from Malibu Entertainment Worldwide Inc. by Palace Entertainment Inc. there is a potential to expand the number of Top Eliminator® sites operating within the next 2-3 years.

The ThrillTime Business Model

Unlike our competitors ThrillTime generates Skycoaster® and TopE® revenue from a variety of sources:

*

Sale of rides (including installation supervision)

*

Royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection and intellectual property license

*

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators

*

Customers are required to purchase specific parts and services from our group of companies - serial numbered flight suits certified cables etc. – to protect the riders parks and Company.

Many ride manufacturers are saddled with high investments in property plant and equipment. During economic downturns these companies struggle with high debt loads and low productivity with many recently falling on hard times. ThrillTime contracts out the manufacturing and installation of the rides only when and if a purchase and license agreement has been signed with a customer.  This creates a huge competitive advantage for the Company.  Rather than investing precious capital into state of the art production capacity management is able to focus its resources on building customer loyalty developing new ride concepts and sourcing out the most competitive manufacturer and supplier of its products and services.

Simply stated when a customer acquires an “extra pay” Skycoaster® or Top Eliminator® ride the profitable business relationship just begins.  Since the annual royalty stream depends on the success of each one of our Skycoaster® and Top Eliminator® sites ThrillTime has a vested interest in working with each park in a manner that maximizes revenue and profits. This drives management towards having a thorough understanding of the business and developing a deeper and stronger relationship with its existing and future customers. ThrillTime is privileged to have this business model as a key differentiator from its competition.

State of Our Market – the Amusement Park Industry

The past several years have seen a slight shift in the capital expenditures made by destination and regional amusement parks and family fun centers throughout the world. With the economy experiencing a downturn Parks are turning away from spending $10-$20 million on the fastest scariest roller coaster.  In addition Parks and the Company are facing significantly higher insurance premiums to cover general liability insurance especially since September 11 2001. This combination of lower capital spending and increasing insurance costs is top of mind for most Parks and in particular for many of our customers. To lower capital expenditures and reduce insurance risks and premiums Parks are looking for less expensive rides and are seeking out manufacturers that put the safety of their customers first.

To meet this shift in capital spending by parks ThrillTime is well positioned by being able to offer models of its Skycoaster® attraction in the $180 000 - $1 300 000 US range. To meet the increase in demand for the “kiddie ride” market at the IAPPA trade show in November 2002 ThrillTime recently introduced the SkySpider™ targeted at families and young thrillseekers with pricing under $100 000 US. The Company received very favorable response to this new addition to our family of rides. With the Top Eliminator® parks can chose from 2-6 lane setups.

Key and Unique Differentiators from Our Competitors

ThrillTime separates itself from the pack as follows:

*

Our world wide patent portfolio (intellectual capital) for the Skycoaster® and Top Eliminator® rides generates annual royalty/annuity revenue. The ability to work closely with our customers as “partners” after a ride sale is unique in the industry.

*

ThrillTime rides are scalable to meet various budgets and are built around simple concepts that minimize safety risks and reduce operating & maintenance costs.

*

To protect the safety of the public parks are mandated by contract to acquire specific parts service training annual certifications and inspections exclusively through ThrillTime representatives.

*

The Company’s virtual organizational structure - low Property Plant and Equipment investment and our responsive strategic partner and vendor network - allows management to react quickly to change & risk.

*

The Company has an experienced innovative knowledge based management team and with the recent signing of a new sales agent agreement in December 2002 top caliber sales representation for our product lines.

Management’s Outlook and Key Initiatives

Armed with a clear vision strong leadership restructured balance sheet new funding continued support from our shareholders and lenders and a well-defined game plan the ThrillTime Group will be positioned to take advantage of the pending turn-around in the industry. By focusing our energy on the following key goals and initiatives the Company is confident that it will return to profitability.

Operational Initiatives

•

Expand ThrillTime product line to include the SkySpider™ to fill the “Kiddie Ride” niche

•

Integrate two separate business units into one operations center in Layton Utah

•

Promote and enhance our excellent safety record and  Safety Compliance Program by developing and implementing new safety procedures and making sure our customers and the industry are aware of our safety focus

•

Maintain and expand vendor relationships and strategic partner network which may include profit sharing or joint ventures so that timely development and delivery of current and future products is assured

•

Continue to increase our organizational capability by attracting highly talented and innovative individuals to the Company

Sales and Marketing Initiatives

•

Increase ride sales in North America

•

Aggressively attack the European and Asia markets

•

Working with Fitraco NV a leading financial and leasing organization in the amusement ride industry offer creative and innovative Revenue Share and Financing Program to Parks

•

Involve our customers in our business so that they recognize and value the ThrillTime “brand” and our contribution towards achieving their own success

•

Deepen the relationships with current and future customers by enhancing the current Customer Care and Account Management Programs

•

Work with like minded ride manufacturers to compliment the ThrillTime product offering

Financial and Business Development Initiatives

•

Become a financially strong company by maximizing revenue and profit growth

•

Seek out sources of new capital after restructuring the current equity/debt capital structure of the Company

•

Raise capital by potentially selling off non core assets

•

Fund the development of new rides / new models through vendors customers investors and ride sales

•

Grow revenues and profits through acquisitions joint ventures and joint marketing programs

Throughout the year and subsequent to July 31 2002 we have been diligent in reducing our overhead by scaling back and streamlining operations. This will not only make us stronger in the long term but will enable us to weather the down turn in the economy.

As part of the financial initiatives we will be pursuing raising funds through a private placement as well as negotiating further short term relief with our existing lenders.

As at and for the year ending July 31 2003 we will see major changes to our Balance Sheet and Income Statement. With the automatic conversion of the Debenture on or before December 31 2002 approximately $7 million of debt will disappear from the balance sheet; annual payroll costs will be down approximately $275 000 over 2002 with the reduction in staff; and rent and occupancy costs will decrease by approximately $60 000 for the year with the move to Salt Lake City.

From a non-cash point of view $175 000 in interest costs will disappear on the conversion of the Debenture - down from $300 000 in the prior year; the annual Skycoaster goodwill amortization will be fully amortized in March 2003 resulting in a final charge to income of approximately $1 000 000 versus the $1 664 947 in prior years.

All totaled the consolidated balance sheet and profit picture for fiscal 2003 will take on a whole new look!

Taking Action in 2003 by Delivering a Winning Strategy

Despite the turbulent year for financial markets and the industry your Company is now on track for exploiting its strong business model implementing its focused growth strategy and expanding its market penetration.

Looking ahead to the 2003 season we find ourselves in a much better situation. With a well defined game plan and after making some fundamental changes to our sales team we are aggressively going after ride sales.

Unlike last year we are right in the thick of things and hope to close 3-4 deals coming off the 2002 IAAPA convention in mid-November. We believe that the SkySpider™ will fill a large gap in the marketplace. We are actively involved in replacing the Skycoaster® previously owned by the MGM Grand in Las Vegas. And finally the acquisition by Palace Entertainment of the Top Eliminator® attraction at several Family Amusement Centers could be very promising for the Company.

We leave 2002 with demonstrable progress against a clear agenda and a tight set of priorities. Our strategic imperatives are moving us to the leadership position that will yield future success. In these times of change the ability to anticipate and adapt quickly is a competitive differentiator.

Our team is fully engaged with our strategy and high-performance values. Simply put we are building the capabilities and executing against the objectives that will yield sustainable success and long-term share value creation.

On behalf of your Board of Directors Management Team and Staff we thank you for your continued support.

Sincerely

“Ralph Proceviat”

Ralph Proceviat

President

AUDITORS' REPORT

To the Shareholders of Thrilltime Entertainment International Inc.

We have audited the consolidated balance sheets of Thrilltime Entertainment International Inc. as at July 31 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended July 31 2002 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects the financial position of the Company as at July 31 2002 and 2001 and the results of its operations and its cash flows for the years ended July 31 2002 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

“KPMG”

Chartered Accountants

Vancouver Canada

October 25 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in note 1 to the consolidated financial statements. Our report to the Shareholders dated October 25 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“KPMG”

Chartered Accountants

Vancouver Canada

October 25 2002

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL INC.

(Expressed in U.S. Dollars)

Years ended July 31 2002 2001 and 2000

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

July 31 2002 and 2001

	2002	2001

Assets

Current assets:
Cash and cash equivalents	$265 729	$1 091 984
Accounts receivable	396 830	651 346
Inventories (note 4)	172 732	693 926
Prepaid expenses	18 125	19 397
	853 416	2 456 653

Capital assets (note 5)	64 914	164 387

Other assets:
Deferred financing costs	72 206	157 503
Investment (note 6)	1	1
Patent rights (note 7)	1 005 160	2 670 106
	1 077 367	2 827 610

	$1 995 697	$5 448 650

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$212 603	$905 495
Income and other taxes payable	55 248	91 735
Current portion of long-term debt	7 390 987	1 208 397
Customer deposits	−	25 000
	7 645 838	2 230 627

Long-term debt (note 8)	2 567 938	9 005 936
	10 226 776	11 236 563

Shareholders’ deficiency:
Share capital (note 9):
Authorized: 100 000 000 common shares without par value
Issued: 17 504 497 common shares	7 905 999	7 905 999
Shares held in treasury: 247 200 common shares	(1 003 235)	(1 003 235)
	6 902 764	6 902 764
Equity component of convertible debentures (note 8)	495 381	495 381
Deficit	(15 629 224)	(13 186 058)
	(8 231 079)	(5 787 913)

Continuing operations (note 1)
Subsequent events (note 9(c))
Commitments and contingencies (note 16)

	$1 995 697	$5 448 650

See accompanying notes to consolidated financial statements.

On behalf of the Board:

     “Ralph Proceviat”

Director

     “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31 2002 2001 and 2000

	2002	2001	2000

Product sales	$1 678 899	$2 950 306	$2 236 342

Cost of sales	1 110 444	2 439 128	1 482 853

Gross margin (note 18)	568 455	511 178	753 489

Other revenue:
Royalty revenue	982 547	1 141 134	1 287 413
Other revenue	299 650	88 974	605 331
	1 850 652	1 741 286	2 646 233
Operating expenses:
General and administration	1 372 424	1 227 248	1 486 058
Marketing and selling	56 984	68 614	133 467
Research and development	9 053	1 661	4 362
	1 438 461	1 297 524	1 623 887

Income (loss) before interest expense income taxes amortization write-down of assets legal and other costs	412 191	443 762	1 022 346

Interest expense net of interest income	676 054	657 795	669 388
Amortization of capital assets	103 326	117 003	156 263
Amortization of patent rights	1 664 946	1 664 947	1 664 947
Write-down of assets legal and other costs (note 10)	331 000	876 495	300 000
	2 775 326	3 316 240	2 790 598

Loss before income taxes	(2 363 135)	(2 872 478)	(1 768 252)

Income tax expense (note 11)	(80 031)	(193 465)	(244 360)

Loss for the year	(2 443 166)	(3 065 943)	(2 012 612)

Deficit beginning of year	(13 186 058)	(10 120 115)	(8 107 503)

Deficit end of year	$(15 629 224)	$(13 186 058)	$(10 120 115)

Loss per share (note 9(e))	$(0.14)	$(0.18)	$(0.11)

See accompanying notes to consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31 2002 2001 and 2000

	2002	2001	2000

Cash flows from (used in) operating activities:
Loss for the year	$(2 443 166)	$(3 065 943)	$(2 012 612)
Items not involving cash:
Amortization of capital assets	103 326	117 003	156 263
Amortization of patent rights	1 664 946	1 664 947	1 664 947
Amortization of deferred financing costs	85 297	85 296	94 996
Amortization of deferred gain (note 8(a))	(150 475)	(150 474)	(112 856)
Loss (gain) on disposal of capital assets	–	–	(21 451)
Non-cash interest on convertible securities	452 220	452 220	467 967
Non-cash revenue (note 6)	–	–	(200 000)
Write-down of inventory	331 000	676 496	–
Write-down of investment	–	199 999	–
Cash flows from (used in) operations	43 148	(20 456)	37 254
Change in non-cash operating working capital:
Accounts receivable	254 516	(115 390)	1 139 096
Inventories	190 194	(53 971)	24 584
Prepaid expenses	1 272	14 943	12 605
Accounts payable and accrued liabilities	(692 892)	404 697	(482 982)
Income and other taxes payable	(36 487)	5 799	(434 068)
Customer deposits	(25 000)	(1 382)	(228 233)
Deferred revenues	–	–	(457 531)
Cash flows from (used in) operating activities	(265 249)	234 240	(389 275)

Cash flows from (used in) financing activities:
Long-term debt	(557 153)	(667 070)	3 877 695
Cash flows from (used in) financing activities	(557 153)	(667 070)	3 877 695

Cash flows from (used in) investing activities:
Note receivable	–	–	15 857
Capital assets	(3 853)	(2 946)	(2 450)
Proceeds on disposal of capital assets	–	–	47 208
Business acquisition net of cash acquired (note 3)	–	–	(4 000 000)
Deferred financing costs	–	–	(100 000)
Cash flows from (used in) investing activities	(3 853)	(2 946)	(4 039 385)

Decrease in cash and cash equivalents	(826 255)	(435 776)	(550 965)

Cash and cash equivalents beginning of year	1 091 984	1 527 760	2 078 725

Cash and cash equivalents end of year	$265 729	$1 091 984	$1 527 760

Supplementary disclosures (note 12)

See accompanying notes to consolidated financial statements.

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that at July 31 2002 the Company had a shareholders’ deficiency of $8 231 079 and has generated losses in each of the last three fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing the continued support of creditors and shareholders and ultimately the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations. If it is not the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Superstar Dragsters Inc. and Skycoaster Inc. both incorporated under the laws of the State of Nevada U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 17.

(b) Cash and cash equivalents:
Cash and short-term deposits consist of cash on hand and balances with banks and investments in money market instruments with a term to maturity of three months or less on acquisition.
(c) Inventories:
Inventories are stated at the lower of cost on a first-in first-out basis and net realizable value.
(d) Capital assets:
Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life as follows:

Asset	Method and rate

Equipment	Declining-balance basis at between 20% and 30% per annum
Skycoasters	Straight-line basis over the term of their operating agreements (3-5 years)

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 8). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Investments:

Investments in shares of companies where the Company does not have the ability to exercise significant influence over the operating financing and investing activities of the investee are carried at cost less any provision for other than temporary impairment in value.

(g) Patent rights:

Patent rights acquired as a result of business acquisitions (notes 3 7 and 8) are amortized on a straight-line basis over their remaining useful life which on acquisition was estimated to be 5 years. Management reassesses the net recoverable amount of the patents on a periodic basis based on the estimated undiscounted future net cash flows. An impairment charge is recognized to the extent that the carrying value exceeds its net recoverable amount.

(h) Stock based compensation:

The Company has a stock-based compensation plan which is described in note 9(c). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

(i) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar. Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings.

(j) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue of the agreement that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues consisting primarily of sales of parts are recorded at the time of delivery.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax base (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment or substantive enactment date. Future income tax assets are evaluated and if realization is not considered “more likely than not” a valuation allowance is provided.

(l) Use of estimates:

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values or whether there has been a permanent impairment in value for accounts receivable inventories capital assets deferred development costs investments patent rights and other assets the Company relies on assumptions regarding applicable industry performance and prospects as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change the estimated net recoverable amounts and net realizable values may change by a material amount.

(m) Earnings per share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Business acquisition:

Effective July 3 1998 the Company acquired 100% of the outstanding common shares of SkyFun 1 Inc. a company that held the patent rights to Skycoaster an actual experience amusement ride. The transaction was accounted for by the purchase method with the results of operations included in the Company’s financial statements from the date of acquisition.

The consideration paid for the acquisition of SkyFun 1 Inc. was cash of $6 000 000 and 607 500 common shares of the Company that for accounting purposes were valued at Cdn. $3.70 (U.S. $2.52) per share being the quoted market price at the time of closing. The purchase and sale agreement provided that should the quoted market price of the common shares of the Company be trading at less than $10 one year from the closing date the Company would be required to pay the difference between the actual trading price and $10. The Company accrued this difference of $7.48 per share as at the effective date of the acquisition and reflected it as amount due for business acquisition on the balance sheet. The agreement provided that the difference could be paid in cash additional common shares or a combination thereof at the option of the seller.

On July 3 1999 the seller determined the liability outstanding based on the closing share price on July 3 1999 to be $5 950 470. The Company and the seller subsequently agreed to settle this liability for $4 000 000 which was paid during fiscal 2000. The $543 522 difference between the contingent amount due calculated at the time of the acquisition and the ultimate settlement price of $4 000 000 recorded as a reduction in the value of the patent rights acquired at that time (note 7).

At the time of the acquisition SkyFun 1 Inc. was involved in a contract dispute with a licensee of one of its Skycoaster products the outcome of which was uncertain on completion of the acquisition and as at July 31 1998. Accordingly the Company assigned no value to this contingent receivable at the time of recording the acquisition. During fiscal 1999 an arbitration tribunal awarded $1.4 million to the Company in resolution of the dispute which was subsequently settled for cash of $1.2 million. This receipt net of taxes payable of $449 000 was recorded during fiscal 1999 as an adjustment to the value of the patent rights acquired (note 7).

4. Inventories:
	2002	2001

Top Eliminator:
Spare parts	$ 142 916	$ 156 214
Work-in-progress	−	336 000

Skycoaster:
Spare parts	29 816	80 864
Work-in-progress	−	120 848

	$ 172 732	$ 693 926

During the year ended July 31 2002 the Company wrote-down Top Eliminator work-in-progress inventory by $331 000 (note 10) after an assessment of the carrying value of its inventory relative to the estimated net realizable value.

5. Capital assets:

			2002	2001
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$ 168 518	$ 140 551	$ 27 967	$ 41 275
Skycoasters	542 911	505 964	36 947	123 112

	$ 711 429	$ 646 515	$ 64 914	$ 164 387

Cost of equipment as of July 31 2001 was $173 570 and cost of Skycoasters as at July 31 2001 was $542 911. Accumulated amortization at July 31 2001 was $132 295 and $419 799 respectively.
6. Investment:

During fiscal 1997 the Company entered into a sales and licence agreement with Malibu Entertainment Worldwide Inc. (“Malibu”) to provide 32 lanes of the Top Eliminator ride in fiscal 1997 40 lanes in fiscal 1998 and 48 lanes in fiscal 1999. During fiscal 1999 Malibu advised the Company that it would not be ordering the 48 lanes pursuant to the fiscal 1999 portion of the contract and defaulted on the terms of the fiscal 1998 portion of the contract. As at July 31 1999 installment payments in conjunction with the 1998 portion of the contract were in arrears for $1.1 million which was included in accounts receivable.

During fiscal 2000 the Company entered into a settlement agreement whereby Malibu paid the Company the $1.1 million in cash due to the Company regarding the 1998 portion of the contract and issued to the Company Malibu common shares having a trading value at the date of issuance of $1.5 million in exchange for 20 of the 40 lanes pursuant to the fiscal 1998 portion of the contract and for the Company canceling Malibu’s obligation to acquire the 48 additional lanes pursuant to the fiscal 1999 portion of the contract. The Company received 4 633 922 shares of Malibu that had an average trading value of $0.3237 per share at the time of issuance. The shares received were subject to a one year hold period (that expired February 18 2001) and thereafter could be sold in accordance with a formula arrangement that limit the number of shares the Company could sell on a monthly basis. The settlement agreement provided Malibu the option to purchase the shares from the Company for cash of $1.5 million to August 16 2000 which expired unexercised. As a result of the above restrictions and other factors the Company initially recorded the Malibu shares received at their estimated fair value of $500 000.

As at July 31 2000 the quoted market value of the Malibu shares was $0.22 per share. At November 10 2000 the quoted market value of Malibu shares had declined to $0.045 per share. As a result of this and other factors the Company recorded a provision for the decline in value of the Malibu shares of $300 000 as at July 31 2000.

As at July 31 2001 the quoted market value of the Malibu shares was $0.02 per share. As a result of this the Company recorded a provision for the decline in value of the Malibu shares of $199 999 to $1 (note 10).

On January 21 2002 Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24 2002.

7. Patent rights:
The continuity of patents rights is as follows:

	Cost of patent rights acquired during fiscal 1998 (note 3)	$12 024 599
	Purchase price adjustments (note 3)	(1 294 522)
	Amortization	(3 989 680)
	Write-down during fiscal 1999	(2 405 344)

	Balance at July 31 2000	4 335 053
	Amortization	(1 664 947)

	Balance at July 31 2001	2 670 106
	Amortization	(1 664 946)

	Balance at July 31 2002	$1 005 160

8. Long-term debt:
	2002	2001

Convertible securities which are unsecured bear interest at 6% per annum and are convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495 381) (note 8(a))

	$5 500 000	$5 500 000
Accretion of implicit interest in convertible securities	455 439	359 619
6% implicit interest on convertible securities	979 368	622 968
Less $60 000 of convertible securities plus accrued interest converted into common shares	(55 381)	(55 381)
	6 879 426	6 427 206

Deferred gain on modification of convertible securities net of amortization of $413 805 (note 8(a))	62 697	213 172

Amount due for settlement agreement (note 8(b))	360 135	550 000

Non-convertible secured loan bearing interest at 10.5% per annum (note 8(c))	2 656 667	3 023 955
	9 958 925	10 214 333

Less current portion of long-term debt	(7 390 987)	(1 208 397)

	$2 567 938	$9 005 936
(a) Convertible securities:

During fiscal 1998 the Company issued convertible securities for $6 000 000 which were convertible into common shares of the Company at a conversion price of the lesser of $2.50 per share or 85% of the quoted market price of the Company’s common shares until June 30 2001. The securities bear interest at 6% per annum and are unsecured. At the Company’s option any time before the holders elected to convert their convertible securities into common shares the Company could repay the convertible securities for cash at 120% of the face value of the convertible securities if the quoted market price of the Company’s common shares was less than $3.00 per share and at 130% of the face value of the convertible securities if the quoted market price of the Company’s common shares was greater than $3.00 per share. The convertible securities were split between long-term debt and equity components for accounting purposes at issuance.

During fiscal 1999 $60 000 of convertible securities plus accrued interest of $927 were converted into 165 159 common shares of the Company.

During fiscal 2000 certain terms of the convertible securities were amended. The balance of outstanding convertible securities of $5 940 000 are now convertible into common shares of the Company at a fixed conversion price of $1.11 per share until December 31 2002 when subject to certain defined events not occurring any remaining amounts owing will be automatically converted into common shares at the fixed conversion rate of $1.11 per share.

Interest on the convertible securities accrues until the convertible securities are converted or repaid. Interest on the convertible securities can be paid by way of cash or additional common shares of the Company at the option of the Company. As part of the amendment agreement accrued interest payable to November 1 1999 of $476 502 was waived. This gain has been deferred and will be amortized to operations as a reduction of interest expense over the remaining term of the renegotiated debt.

Under the terms of the amendment agreement the Company filed a Registration Statement with the U.S. Securities and Exchange Commission to register the 5 351 352 common shares issuable upon the conversion of the convertible securities. The Registration Statement became effective on April 28 2000. The convertible securities are incrementally convertible on a monthly basis with certain restrictions regarding the amount and timing of conversions until fully converted. The holder of the convertible securities has also agreed to restrictions as to the number of shares that can be sold as well as the timing of such sales.

During fiscal 2001 the Company filed a Registration Statement with the US Securities and Exchange Commission to register the 1 016 895 common shares related to the maximum amount of interest which could accrue at maturity on December 31 2002. The issuance of these shares were approved by CDNX on December 14 2000 and shareholder approval was received at the annual general meeting held January 11 2001. The Registration Statement became effective on June 29 2001.

(b) Amount due for settlement agreement:

During fiscal 1998 the Company entered into a participation and cooperation agreement (the “Agreement”) with a third party related to the acquisition and further development of an improved amusement park dragster concept and ride. In fiscal 1999 the Company issued 300 000 common shares to the third party pursuant to the Agreement. In addition pursuant to an option agreement with the third party the Company granted the third party 500 000 stock options exercisable at $4.00 per share to February 1 2000 and 200 000 stock options exercisable at $4.25 per share to February 1 2000.

The Agreement provided that should the quoted market price of common shares of the Company received or acquired on exercise of the options be trading at less than $10 on five consecutive days at any time between the date of the agreement and February 1 2000 the Company would at the option of the third party be required to pay to the third party an amount equal to the number of common shares of the Company that the third party acquired pursuant to the terms and conditions of the Agreement and which were still held by the third party on February 1 2000 multiplied by the difference between $10 and the market price in U.S. dollars for a common share of the Company as of February 1 2000 (the “Share Price Differential”). In the event that the Company was unable to fulfill this obligation the third party would no longer be bound by the terms and conditions of the Agreement.

If the Company had been required to settle this liability on July 31 1999 the amount payable to the third party would have been approximately $4 933 000 (based on 500 000 common shares of the Company covered by the Agreement held by the third party at July 31 1999 and the quoted market price of the Company’s common shares at July 31 1999 of Cdn. $0.20).

During fiscal 2000 the Company renegotiated the terms and conditions of the Agreement with the third party by entering into a settlement agreement. The Company agreed to pay the third party a total of $750 000 which was accrued as at July 31 1999 in installments during the period to August 1 2003 and granted the third party an option to acquire two Skycoasters at the Company’s cost. The parties also agreed to cancel the 500 000 unexercised stock options and eliminate the previous terms regarding the Share Price Differential and all other terms and conditions relating to the original Agreement.

On August 1 2001 the Company paid $200 000 to the third party and on June 28 2002 renegotiated the remaining $250 000 that was due on or before March 31 2002. The Company agreed to pay the principal sum of $260 135 which included legal fees bearing interest at the rate of 8.5% amortized over a period of twenty-four months in equal monthly payments of $11 825 beginning August 1 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260 135 as part of the settlement $100 000 is due and payable August 1 2003. Principal repayments over the remaining term of the loan are as follows:

Fiscal 2003	$ 124 562
Fiscal 2004	235 573
$ 360 135

(c) Non-convertible secured loan:

On November 5 1999 the Company completed a $4 000 000 financing by way of a non-convertible secured loan bearing interest at 10.5% per annum which is repayable over five years in quarterly installments of principal and interest totaling $261 319.  The funds were used to complete the acquisition of SkyFun 1 Inc. (note 3).  Under the terms of the loan agreement the Company has pledged to the lender its common shares of Skycoaster Inc. the Company’s subsidiary that merged with SkyFun 1 Inc. as well as the Skycoaster worldwide patents trademarks and royalty stream. The loan may be repaid at any time with a penalty equal to the interest the lender would have otherwise earned over the remaining term of the loan.

On March 13 2002 the Company renegotiated the payment terms of the loan agreement. It was agreed the loan would be repaid in sixteen (16) quarterly installments of principal and interest the first four installments each in the amount of $70 349 commencing on February 15 2002 and the last twelve installments each in the amount of $261 320 commencing February 15 2003. All other terms of the loan remain in full force and effect. Principal repayments over the remaining term of the loan are as follows:

Fiscal 2003	$ 386 999
Fiscal 2004	837 412
Fiscal 2005	929 696
Fiscal 2006	502 560
$ 2 656 667

9. Share capital:
(a) Authorized:
100 000 000 common shares without par value
(b) Issued:
	Number of shares	Amount

Balance at July 31 2000 2001 and 2002	17 504 497	$7 905 999

(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada in particular the TSX Venture Exchange (TSX). In 2002 all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3 407 850 common shares provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant less the applicable discounts) subject to a minimum price of Cdn. $0.10 per share and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The detailed continuity of stock options for fiscal 2002 is as follows:

Expiry	Exercise	July 31			Expired or	July 31
Date	Price	2001	Granted	Exercised	Cancelled	2002

10/02/01	Cdn. $5.68	75 000	–	–	(75 000)	–
10/02/01	Cdn. $1.00	63 000	–	–	(63 000)	–
10/17/01	Cdn. $0.24	35 000	–	–	(35 000)	–
02/17/02	Cdn. $1.00	2 000	–	–	(2 000)	–
02/17/02	Cdn. $0.39	30 000	–	–	(30 000)	–
10/28/02	Cdn. $0.24	30 000	–	–	–	30 000
11/03/02	Cdn. $0.24	700 000	–	–	(300 000)	400 000
12/31/03	Cdn. $0.16	300 000	–	–	–	300 000
12/31/05	Cdn. $0.16	–	300 000	–	–	300 000
		1 235 000	300 000	–	(505 000)	1 030 000
Weighted average exercise prices (Cdn. $)		$ 0.60	$ 0.16	$ –	$ (1.15)	$ 0.19
Number of options exercisable						530 000

The summary continuity of stock options for fiscal 2001 is as follows:

	July 31			Expired or	July 31
	2000	Granted	Exercised	Cancelled	2001

	1 390 000	300 000	–	(455 000)	1 235 000
Weighted average exercise prices (Cdn. $)	$ 0.68	$ 0.16	$ –	$ (0.58)	$ 0.60

Subsequent to July 31 2002 the following stock option transactions occurred:

Expiry/Cancellation	Exercise		Cancelled/
Date	Price	Granted	Expired

09/30/02	Cdn. $0.16		(300 000)
09/30/02	Cdn. $0.24		(430 000)
10/31/05	Cdn. $0.10	2 075 000	–

(d) Share purchase warrants:
There are no share purchase warrants outstanding for fiscal 2002 2001 and 2000.
(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 17 257 297 (2001 – 17 257 297; 2000 – 17 257 297). Fully diluted loss per share is not disclosed as the results would be anti-dilutive.

10. Write-down of assets legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

	2002	2001	2000

Write-down of Top Eliminator inventory	$331 000	$676 496	$-
Write-down of investment in Malibu	-	199 999	300 000
	$331 000	$876 495	$300 000
11. Income taxes:
The income tax rate for the years ended July 31 2002 2001 and 2000 varied from the basic federal and British Columbia provincial income tax rate as follows:

	2002	2001	2000

Basic rate	(39.4)%	(45.6)%	(45.6)%

Tax benefits of losses not recognized	11.37%	7.7%	74.4%
Foreign taxes differing from basic rate	.48%	13.4%	7.0%
Application of previously unrecognized losses	–	–	(32.4)%
Withholding taxes on inter-corporate interest	.45%	2.4%	14.0%
Amortization of patent rights not tax deductible	25.46%	26.4%	–
Other	3.64%	(1.3)%	3.5%

Effective rate	2.0%	3.0%	20.9%

Income tax expense comprises the following:
United States federal and state income taxes	$49 991	$80 641	$80 672
Withholding taxes	30 040	112 824	163 688
	$80 031	$193 465	$244 360

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2002	2001
Future income tax assets
Tax loss carry forwards	$916 314	$473 521
Research and development	39 403	43 127
Unpaid interest	103 694	−
Deferred financing costs	−	2 243
U.S. withholding taxes	93 070	95 424
Capital assets	206 822	219 973
Patent rights	147 664	160 901
Total gross future income tax assets	1 506 967	995 189
less: valuation allowance	(1 488 737)	(995 189)
Total future income tax assets	$18 230	$-
Total future income tax liability	$(18 230)	$-
	$−	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result a full valuation allowance has been recognized.

At July 31 2002 the Company has non-capital losses carried forward for tax purposes totaling approximately $2 485 000 which are available to reduce taxable income of future years in the amount of $1 485 000 in Canada and $1 000 000 in the United States. The losses in Canada expire commencing in 2005 through 2009 and in the United Sates commencing in 2003 through 2011.

12. Supplementary cash flow information:
Supplementary non-cash operating financing and investing activities are as follows:

	2002	2001	2000
Operating activities:
Other revenue earned through the receipt of shares (note 6)	$ -	$ -	$ 500 000

Investing activities:
Share investment received on contract settlement	$ -	$ -	$ (500 000)

	$ -	$ -	$ (500 000)

The cash amount of interest paid during fiscal 2002 was $295 067 (2001 - $361 547; 2000 – $213 663) and the cash amount of taxes paid during fiscal 2002 was $59 818 (2001 - $85 898; 2000 - $244 360).

13. Related party transactions:

Included in wages was $36 463 (2001 - $41 349; 2000 - $155 633) paid or accrued to directors during the year. The fiscal 2000 figure includes $100 000 paid pursuant to an employment contract entered into on July 3 1998.

14. Financial instruments:
(a) Fair value:

As at July 31 2002 and 2001 the carrying amounts of the Company’s current financial instruments including cash and cash equivalents accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The Company estimates that the fair value of the Company’s long-term debt is $9 896 228 (2001 - $10 001 161).

(b) Concentration of credit risk:

Two customers representing sales of amusement rides accounted for 46% of all product sales for the year ended July 31 2002 (2001 – four customers accounted for 72%; 2000 – three customer accounted for 60%). As at July 31 2002 one of these two customers were indebted to the Company and therefore accounts receivable from them represents 1% of total assets (2001 – 8%; 2000 – Nil). Management employs established credit policies to mitigate this risk.

15. Segment disclosures:

The Company considers its business to comprise a single operating segment being the development construction and sale of actual experience amusement rides. Supplementary information by geographic area is as follows:

	Outside U.S.	U.S.	Total
2002:
Revenues including interest income	$239 528	$2 737 529	$2 977 057
Loss for the year	(1 148 877)	(1 294 289)	(2 443 166)
Identifiable assets	101 298	1 894 399	1 995 697

2001:
Revenues including interest income	$318 922	$3 921 215	$4 240 137
Loss for the year	(1 134 110)	(1 931 833)	(3 065 943)
Identifiable assets	193 310	5 255 340	5 448 650

2000:
Revenues including interest income	339 333	3 898 475	4 237 808
Loss for the year	(1 540 039)	(472 573)	(2 012 612)
Identifiable assets	307 161	8 163 642	8 470 803

16. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2003	$ 42 445
2004	31 044
2005	31 016
2006	2 986
2007	2 802
$ 110 293

(b)

Due to the nature of the Company's business and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer the Company carries general liability insurance which provides coverage of up to a general aggregate limit of $5 million per loss occurrence with a self-insured retention of $25 000 (2001 - $50 000). Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters the Company's estimates of the outcome of such matters and its experience in contesting litigating and settling similar matters. None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position operations or liquidity.

17. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”) as they affect the Company are substantially the same except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP the inventory write-down of $331 000 (2001 - $676 496 2000 – nil) would be included in cost of sales and the amortization of capital assets of $103 326 (2001 - $117 003 2000 - $156 263) amortization of patent rights of $1 664 946 (2001 - $1 664 947 2000 - $1 664 947) the write-down of other assets legal and other costs of nil (2001 - $199 999 2000 - $300 000) would be included in operating expenses. The negative gross margin under U.S. GAAP in 2001 is due to the significant cost of sales which includes a write-down of $676 496 of Top Eliminator inventory which has no comparable revenue in 2001. These differences are summarized as follows:

	2002	2001	2000

Gross margin under Canadian GAAP	$ 568 455	$ 511 178	$ 753 489
Write-down of Top Eliminator inventory	(331 000)	(676 496)	-

Gross margin under U.S. GAAP	$ 237 455	$ (165 318)	$ 753 489

	2002	2001	2000

Operating income (loss) under Canadian GAAP	$ 412 191	$ 443 762	$ 1 022 346
Amortization of capital assets	(103 326)	(117 003)	(156 263)
Amortization of patent rights	(1 664 946)	(1 664 947)	(1 664 947)
Write-down of other assets legal and other costs	-	(199 999)	(300 000)

Operating income (loss) under U.S. GAAP	$ (1 356 081)	$ (1 538 187)	$ (1 098 864)

(b) Stock-based compensation:

Stock compensation is recorded under U.S. GAAP according to Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”). The Company has elected to reflect employee stock compensation using the intrinsic value method as discussed in APB 25. During the periods presented the Company has issued no options to non-employees.

(c) Impairment of long-lived assets:

Under U.S. GAAP the $2 405 344 write-down of patent rights in 1999 (note 8) would have been calculated using discounted estimated future cash flows. Under such calculation methods using a discount rate of 10% an additional provision of $1 245 202 would have been recorded. In fiscal 2000 and future years this difference will reduce amortization of patent rights for U.S. GAAP purposes.

(d) Convertible securities:

Under Canadian GAAP convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 8(a) at the date of its issuance was $975 000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences under U.S. GAAP convertible securities in long-term debt as at July 31 2002 and 2001 would be $5 940 000 equity component of convertible debentures as at July 31 2002 and 2001 would be $975 000 the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9 000 interest expense for the year ended July 31 2002 would decrease by $95 820 (2001 - $95 820 2000 - $111 567) and deficit at July 31 2002 would increase by $528 561 (2001 - $624 381).

Differences affecting the Company’s financial statements are summarized as follows:

	2002	2001	2000

Loss for the year under Canadian GAAP	$ (2 443 166)	$ (3 065 943)	$ (2 012 612)
Reduction in amortization of patent rights (c)	345 533	345 533	345 533
Interest expense adjustments for equity component of convertible securities (d)	95 820	95 820	111 567

Loss for the year under U.S. GAAP	$ (2 001 813)	$ (2 624 590)	$ (1 555 512)

Loss per share under U.S. GAAP	$ (0.11)	$ (0.15)	$ (0.09)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2002
Issued share capital	$ 7 905 999	$ 9 000	$ 7 914 999
Shares held in treasury	(1 003 235)	-	(1 003 235)
	6 902 764	9 000	6 911 764

Equity component of convertible securities (d)	495 381	479 619	975 000

Deficit beginning of the year	(13 186 058)	(1 178 517)	(14 364 575)

Loss for the year	(2 443 166)	95 820	(2 001 813)
345 533

Deficit end of year	(15 629 224)	(737 164)	(16 366 888)

Shareholders’ deficiency	$ (8 231 079)	$ (248 545)	$ (8 479 624)

2001
Issued share capital	$ 7 905 999	$ 9 000	$ 7 914 999
Shares held in treasury	(1 003 235)	-	(1 003 235)
	6 902 764	9 000	6 911 764

Equity component of convertible securities	495 381	479 619	975 000

Deficit beginning of the year	(10 120 115)	(1 619 870)	(11 739 985)

Loss for the year	(3 065 943)	95 820	(2 624 590)
345 533

Deficit end of year	(13 186 058)	(1 178 517)	(14 364 575)

Shareholders’ deficiency	$ (5 787 913)	$ (689 898)	$ (6 477 811)

18. Gross margin:

In prior years the Company’s product sales included ride and parts sales only. During 2001 the Company bid on and was awarded a contract that included the responsibility of providing installation services. As a result of this one-time contract the fiscal year 2001 product sales and cost of sales includes a flow-through amount of $1 024 293 and $1 076 468 respectively. These flow-through amounts impacted the Company’s overall gross margin for the year. Management has taken the necessary steps to insure that if the Company engages in future installations it will be sufficiently compensated as to not impact the gross margins.

In the spring of 2002 the Company initiated a project to re-engineer one of its rides. To offset the design engineering development and manufacturing costs an agreement was reached with a customer to fund the prototype. The total costs for the ride amounted to $221 241 of which $199 237 or 90% was funded by the customer. Rather than treating the $199 237 as a recovery of the $221 241 deferred development costs the $199 237 was included in product sales and the $221 241 was included in costs of sales. The impact of this treatment reduced overall gross margin from 39.9% to 33.8%.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31 2002

1.

For the current fiscal year:

Refer to financial statements and notes in Schedule A. Supplemental disclosure is as follows:

Cost of sales:

Cost of sales totals $1 110 444 which includes manufacturing parts and components of $1 072 944 and sales commissions of $37 500.

In the spring of 2002 the Company initiated a project to re-engineer one of its rides. To offset the design engineering development and manufacturing costs an agreement was reached with a customer to fund the prototype. The total costs for the ride amounted to $221 241 of which $199 237 or 90% was funded by the customer. Rather than treating the $199 237 as a recovery of the $221 241 deferred development costs the $199 237 was included in product sales and the $221 241 was included in costs of sales. The impact of this treatment reduced overall gross margin from 39.9% to 33.8%.

Operating expenses:

Professional fees total $452 876. This total includes legal fees of $161 447 computer consultant fees of $7 818 accounting tax and audit fees of $39 388 and contract consulting fees of $244 223.

Advertising and promotional expenses total $15 371 which includes shareholder communications expenses of $7 800 and advertising and promotion of the Company’s attractions of $7 571.

Tradeshow fees of $41 613 were for costs associated with IAPPA in Orlando Florida.

Interest expense:

Interest expense of $676 053 (net of interest income of $15 961) relates to a convertible security and a non-convertible secured loan.

Write-down of assets:

The write-down of assets of $331 000 relates to WIP inventory.

2. For the year under review: a) No common shares were issued during the year:
a) The following stock options were granted during the year:

Optionee	Date Granted	Number Granted	Exercise Price Cdn $	Expiry Date

Ralph Proceviat	12/13/01	300 000	$ 0.16	12/31/05

1. As at the end of the year:
a) Authorized share capital: 100 000 000 common shares without par value
Issued and outstanding: 17 504 497 common shares
Purchased and held in treasury: 247 200 common shares
a) Summary of stock options outstanding:

Expiry	Exercise	July 31			Expired or	July 31
Date	Price	2001	Granted	Exercised	Cancelled	2002

10/02/01	Cdn $5.68	75 000	-	–	(75 000)	–
10/02/01	Cdn $1.00	63 000	-	-	(63 000)	–
10/17/01	Cdn $0.24	35 000	-	-	(35 000)	–
02/17/02	Cdn $1.00	2 000	-	-	(2 000)	–
02/17/02	Cdn $0.39	30 000	-	-	(30 000)	–
10/28/02	Cdn $0.24	30 000	-	-	-	30 000
11/03/02	Cdn $0.24	700 000	-	-	(300 000)	400 000
12/31/03	Cdn. $0.16	300 000	–	-	-	300 000
12/31/05	Cdn. $0.16	–	300 000	–	–	300 000

		1 235 000	300 000	-	(505 000)	1 030 000

There are no warrants outstanding.
Summary of convertible securities:

Expiry	Conversion	July 31	Amount	Number of	July 31
Date	Price	2001	Converted	Share Issued	2002

12/31/02	U.S. $1.11	$5 940 000	–	–	$5 940 000
Any principal and/or interest outstanding on December 31 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share.

a)

Shares in escrow:

NIL

b)

Directors/Officers:

Ralph Proceviat Director Chairman of the Board

President and Treasurer

Sherrill Cyr Director and Secretary

Frank Deacon Director

Darrel Taylor Director

Schedule C:  Management Discussion

(unuadited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31 2002

This management discussion and analysis report of the financial and operating results should be read in conjunction with the audited financial statements and the Form 20F.

OVERVIEW

ThrillTime Entertainment International Inc. is in the business of developing manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Top Eliminator Dragsters which provides a real life drag racing experience; and Skycoaster a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour. The Company owns the proprietary patent rights and trademarks for these two rides.

RESULTS OF OPERATIONS

Revenue from product sales royalties interest income and other revenue amounted to $2 977 057 for the current year compared to $4 240 137 for the year ended July 31 2001.

The Company reported a net loss for fiscal 2002 of $2.4 million or $0.14 per share compared to a loss of $3.1 million or $0.18 for the prior year.

Operating income before interest expense income taxes and amortization for the current fiscal year was $412 191 a decrease of $31 571 over the prior year. This decrease was due primarily to lower sales revenue paying contract labour for prospective sales development of a new Skycoaster model and the hiring of our CFO in November 2001.

Net cash flow from operations for the year was a positive $43 150 or $0.002 per share compared to a negative cash flow from operations of $20 456 or $0.001 per share for the prior year.

Operating expenses for the current fiscal year were $1 438 461 an increase of $140 937 over the comparable 2001 figure of $1 297 524.

Sales

Sales revenue on sales of Skycoasters and Top Eliminator Dragsters is recognized in the statement of operations using the percentage of completion method. Sales revenue for the period consists of income recognition on sales contracts that had been entered into and revenue fully recognized during the period. Sales revenue on parts is recognized in the period in which the sale occurs. Royalty income is recognized in the period in which the royalty is earned.

Marketing

The Company conducted a good portion of its sales and marketing programs through contract and internal sales forces consisting of sales personnel located in the United States Europe and Asia. All leads were directed to the appropriate salesperson for continued follow-up and closing.

The Company combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufactures & Suppliers) International Safety Seminar and Certification Testing held in Dallas Texas in January 2002.

The Company exhibited at the Annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2001 in Orlando Florida.

Long Term Debt

Included in long term debt is $5 940 000 relating to unsecured convertible securities. Any principal and/or interest outstanding on December 31 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share. To date no conversions have taken place.

On March 13 2002 the Company amended the terms of a loan agreement whereby the maturity of the loan was extended to November 15 2005.

On June 28 2002 the Company amended the terms of a settlement agreement whereby a lump sum payment due on or before March 31 2002 will be paid in equal monthly payments over a twenty-four (24) month period.

Capital Structure

There were no changes to the capital structure during the current fiscal year. As of October 25 2002 the total outstanding remains at 17 504 497 common shares.

Investor Relations

The Company manages its investor relations program using in-house resources. Investors are updated on current events through press releases quarterly financial statements and the annual report. The Company has an Internet Web Site the address of which is: www.thrilltime.com.

Directors and Officers

During the year Mr. Robert Mudie and Mr. Ralph Proceviat were appointed to the Company’s Board of Directors and Ms. Sherrill Cyr and Mr. Marco Rizzo resigned as directors.  Ms. Cyr continued to hold the office of Secretary.

Subsequent to the year end Mr. Ralph Proceviat announced the appointment of Mr. Darrel Taylor Mr. Frank Deacon and Ms. Sherrill Cyr to the Board of Directors.  The new Board of Directors brings a wealth of experience and knowledge to the Company spanning a number of industries.  Ms. Cyr has been with the Company since 1994 and has been the Corporate Secretary since 1995.

Messrs. Iain Barr and Robert Mudie resigned from the Board of Directors due to other business commitments.  On August 31 2002 Mr. Charles “Bo” Moody resigned as CEO of the Company.

LIQUIDITY AND CAPITAL RESOURCES

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions.

As at July 31 2002 the Company had $265 729 in cash and short-term deposits compared to $1 091 984 as at July 31 2001 a decrease of $826 255.

At July 31 2002 the Company had a shareholders’ deficiency of $8 231 079 and has generated loses in each of the last three fiscal years. The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing the continued support of creditors and shareholders and ultimately management’s ability to achieve profitable operations through new ride sales maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides. Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position there can be no assurances that the Company will be successful in generating sufficient cash to continue operations. If it is not the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates beliefs and opinions on the date the statements are made. Forward-looking statements involve risks and uncertainties including changes in markets competition technology and general economic conditions.